Prudential Investment Portfolios 2

655 Broad Street

Newark, New Jersey 07102

December 4, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Prudential Investment Portfolios 2 Form N-1A Post-Effective Amendment No. 20 to the Registration Statement under the Securities Act of 1933; Amendment No. 51 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-215689

Investment Company Act No. 811-09999

Dear Mr. Zapata:

We filed through EDGAR on October 10, 2023, on behalf of PGIM Quant Solutions Mid-Cap Core Fund (to be renamed "PGIM Quant Solutions Mid-Cap Index Fund") ("Mid-Cap Fund") and PGIM Quant Solutions International Developed Markets Index Fund ("International Index Fund") (each a "Fund" and together the "Funds"), each a series of Prudential Investment Portfolios 2 (the "Trust" or the "Registrant"), Post-Effective Amendment No. 19 (the "Registration Statement") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 49 under the Investment Company Act of 1940, as amended (the "1940 Act").

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") conveyed by telephone to Patrick McGuinness on November 27, 2023. For your convenience, a summary of the Staff's comments is included herein and the Registrant's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 20 (the "Amendment") to the Registrant's Registration Statement to be filed on December 11, 2023, with an effective date of December 11, 2023, pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

MID-CAP FUND

1.Comment: Please provide clarification as to what is meant by the Fund being managed without regard to tax consequences.

a.Response: We respectfully submit that this is standard disclosure for many index-tracking funds. It means the Fund does not, for example, harvest losses or otherwise make investment decisions to realize gains or losses or invest in tax-free instruments. This language does not reflect a change in the Fund's strategy, as the Fund has not historically been managed with regard to tax consequences.

2.Comment: With respect to the Fund's principal risk disclosure, we note that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect the Fund.

a.Response: We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the

Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how to determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

3.Comment: Please confirm whether derivatives risk is still a principal risk of the Fund given the Fund given the Fund's strategy change.

a.Response: Derivatives risk is not a principal risk of the Fund. The Amendment will reflect its removal from the summary prospectus. Derivatives risk disclosure will remain in the statutory prospectus.

4.Comment: Please confirm that where a change is made in response to a comment in the summary prospectus, corresponding changes are made wherever similar disclosure appears in the statutory prospectus.

a.Response: We confirm that any applicable corresponding changes will be made.

INTERNATIONAL INDEX FUND

1.Comment: Please explain in plain English what is meant by "free float-adjusted market capitalization."

a.Response: The Amendment will include an explanation of the phrase "free float-adjusted market capitalization."

2.Comment: Please confirm whether derivatives risk is still a principal risk of the Fund given the

Fund's strategy change.

a.Response: Derivatives risk is not a principal risk of the Fund. The Amendment will reflect its removal from the summary prospectus. Derivatives risk disclosure will remain in the statutory prospectus.

3.Comment: Please explain what types of derivatives the Fund will use.

a.Response: The Amendment will specify the types of derivatives to be used by the Fund in the statutory prospectus section titled "More about the Fund's Principal and Non- Principal Investment Strategies, Investments and Risks."

4.Comment: In "Geographic Concentration Risk" please clarify that the Fund would also concentrate to the extent the index has a geographic concentration.

a.Response: The Amendment will include appropriate disclosure in response to this comment.

5.Comment: Please confirm that where a change is made in response to a comment in the summary prospectus, corresponding changes are made wherever similar disclosure appears in the statutory prospectus.

a.Response: We confirm that any applicable corresponding changes will be made.

Any questions or comments with respect to the Registration Statement may be communicated to Patrick McGuinness at (973) 716-6422 or patrick.mcguinness@prudential.com.

Sincerely,

/s/Patrick McGuinness Patrick McGuinness Assistant Secretary